GREENTECH TRANSPORATION INDUSTRIES INC.
                          7000 Merrill Avenue, Suite 31
                                 Chino, CA 91710
                Telephone (909) 614-7007 Facsimile (909) 614-7007
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                                                                January 12, 2011


Ms. Amanda Ravitz
Branch Chief - Legal
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: Greentech Transportation Industries Inc.
    Amendment No. 7 to Registration Statement on Form S-1
    Filed December 29, 2010
    File No. 333-169251

Dear Ms. Ravitz,

Thank you for reviewing our registration statement. In response to our conversations with Mr. Donald Field we have amended the registration statement and provide the following information.

     1. We have completed the dates throughout the registration statement. In order to do this we have dated the prospectus January 19, 2011. We feel that date should allow enough time for both your review of the changes and for an acceleration request to be filed with the required 48 hours notice to the Commission.

Sincerely,


/s/ Phillip W. Oldridge
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Phillip W. Oldridge
CEO & Director